
February 3, 2015

Via E-mail
Mr. Luis Francisco Saenz
President, Chief Executive Officer, and Director
Li3 Energy, Inc.
Marchant Pereira 150 Of. 803
Providencia, Santiago de Chile
Chile

> **Re:** **Li3 Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 26, 2014**
> **Response Dated January 27, 2015**
> **File No. 000-54303**

Dear Saenz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Project Overview

Maricunga Project page 7

1. We note your response to comment 2 from our letter dated January 21, 2015. Please revise future filings to remove the term 43-101 and the term compliant measured resource. We suggest referring to your report as a technical report.

2. We note your response to comment 3 from our letter dated January 21, 2015. In future filings please disclose a description of any infrastructure located on your property, including power and water.

Mr. Luis Francisco Saenz
Li3 Energy, Inc.
February 3, 2015

You may contact John Coleman at (202)551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director